March 18, 2019

Erica J. Rogers
Chief Executive Officer
Silk Road Medical Inc
1213 Innsbruck Dr.
Sunnyvale, CA 94089

       Re: Silk Road Medical Inc
           Registration Statement on Form S-1
           Filed March 4, 2019
           File No. 333-230045

Dear Ms. Rogers:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 4, 2019

Common Stock Valuation and Stock-Based Compensation, page 81

1. We see on page F-29 that the weighted average exercise price of options issued during
       2018 is significantly less than the $4.50 exercise price of certain options issued during
       2017. Describe to us the material positive and negative events occurring during the period which contributed to the variances in the estimated fair value of your common shares underlying these option issuances. Please also provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the fair value per share determinations used for each option grant since January 1, 2018. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
 Erica J. Rogers
Silk Road Medical Inc
March 18, 2019
Page 2
Description of Capital Stock
Exclusive Forum, page 160

2. We note your response to comment six of our prior letter. Please disclose whether this provision applies to claims under the Exchange Act. Also revise to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Please make conforming changes to the risk factor on page 55.
Note 4. Fair Value Measurements, page F-19

3. Please revise to disclose the fair value of your common shares at each period end as it is a significant unobservable input underlying the level 3 fair value measurements. Refer to
       ASC 820-10-50-2bbb.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kevin Kuhar,
Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                             Sincerely,
FirstName LastNameErica J. Rogers
                                                             Division of
Corporation Finance
Comapany NameSilk Road Medical Inc
                                                             Office of
Electronics and Machinery
March 18, 2019 Page 2
cc:       Philip H. Oettinger
FirstName LastName